================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                     QUALICON RETIREMENT AND SAVINGS PLAN
                           (FULL TITLE OF THE PLAN)

                     E. I. DU PONT DE NEMOURS AND COMPANY
                              1007 MARKET STREET
                          WILMINGTON, DELAWARE 19898
          (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)
================================================================================

                                  SIGNATURES

          Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the Qualicon Retirement and Savings Plan has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                    QUALICON RETIREMENT
                                    AND SAVINGS PLAN


Dated: June 20, 2000                By:  /s/ Robert A. McMillen
                                        -----------------------
                                    Robert A. McMillen
                                    Manager, Finance and Chief
                                    Financial Officer and Member of the
                                    Administrative Committee formed under
                                    the Qualicon Retirement and Savings Plan

Qualicon
Retirement and Savings Plan
Index to Financial Statements and Supplemental Schedules
--------------------------------------------------------------------------------

                                     INDEX
                                     -----

                                                              Page(s)
                                                              -------

Report of Independent Accountants                                4

Financial Statements

 Statement of Net Assets Available for Benefits                  5

 Statement of Changes in Net Assets Available for Benefits       6

 Notes to Financial Statements                                7-14

Supplemental Schedules*

 Schedule of Assets Held for Investment Purposes                15


                                   EXHIBITS
                                   --------
Exhibit
Number    Description
------    -----------
 24       Consent of Independent Accountants

* The Supplemental Schedules included are presented for purposes of additional analysis and are not a required part of the basic financial statements but are required by the Employee Retirement Income Security Act of 1974 ("ERISA"). Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Administrator and Participants
of the Qualicon Retirement and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Qualicon Retirement and Savings Plan (the "Plan") at December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 and the period from June 1, 1998 (inception) to December 31, 1998 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------------

May 31, 2000

Qualicon
Retirement and Savings Plan
Statement of Net Assets Available for Benefits
December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                               December 31,
                                         ------------------------
                                          1999            1998

              Assets
              ------
  Investments                            $693,599        $192,318

  Receivables:
       Participants' Contributions         24,416          20,184
       Employer's Contributions             7,592           5,727
       Investment Income                       98              32
                                         --------        --------

       Total Receivables                   32,106          25,943
                                         --------        --------

Net assets available for benefits        $725,705        $218,261
                                         ========        ========



  The accompanying notes are an integral part of these financial statements.

Qualicon
Retirement and Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999 and
For the Period from June 1, 1998 (Plan Inception) to December 31, 1998
--------------------------------------------------------------------------------

                                                                          Period from
                                                         Year Ended     June 1, 1998 to
                                                        December 31,      December 31,
                                                            1999             1998
Additions:
                 Investment income:
                 ------------------
           Net appreciation in fair value of
            investments                                   $ 79,464          $  4,382
           Interest and dividend income                     23,271             4,006
                                                          --------          --------
                                                           102,735             8,388

     Contributions:
           Participant                                     333,081           171,617
           Employer                                         83,483            38,256
                                                          --------          --------
                                                           416,564           209,873
                                                          --------          --------
                Total additions                            519,299           218,261
                                                          --------          --------

Deductions:
     Benefits paid to participants                          11,855                 -
                                                          --------          --------
           Net increase                                    507,444           218,261
                                                          --------          --------

Net assets available for benefits:
           Beginning of year                               218,261                 -
                                                          --------          --------
           End of year                                    $725,705          $218,261
                                                          ========          ========

  The accompanying notes are an integral part of these financial statements.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

1.  Description of the Plan


    The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General

    The Plan is a defined contribution plan covering substantially all employees of Qualicon (the "Company"), a wholly-owned subsidiary of E.I. du Pont de Nemours and Company ("DuPont"). The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and is supervised, administered, and interpreted by an administrative committee (the "Committee"). The Committee is comprised of the Manager, Finance and Chief Financial Officer, the Vice President - Operations and Chief Technology Officer and such other individuals as the above-mentioned officers shall appoint, who may be, but need not be, employees of the Company. The designated trustee of the Plan is Merrill Lynch Trust Company of America ("Merrill Lynch").


    Contributions

    Participants authorize payroll deductions which are contributed to the Plan and credited to their individual accounts. The sum of the participant contributions both pre-tax and post-tax are limited to a maximum of 16% of a participant's earnings, as defined, in multiples of 1% and are credited to the Plan on a monthly basis in accordance with the payroll cycle of the Company. In accordance with the Internal Revenue Code (the "Code"), the maximum amount of a participant's pre-tax contribution for calendar year 1999 was limited to $10,500 and $10,000 in 1998. Participants may also contribute amounts representing rollovers from other eligible retirement plans.


    The Company makes matching contributions on a monthly basis in the amount of 50% of all participant contributions up to 6% of the participant's earnings, as defined. Company contributions are invested in accordance with the participant's investment elections. The Company, at its discretion, may also make an additional discretionary contribution. The Company did not make any discretionary contributions during the year ended December 31, 1999 and the period from June 1, 1998 to December 31, 1998.


    Participant Accounts

    Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

     Eligibility and Vesting

     Employees are eligible to participate in the plan on the first day of the month coincident with or next following commencement of employment with the Company. Employees who join the Company from DuPont are immediately eligible to participate in the Plan. Participants are always 100% vested in their contributions and the employer's matching contribution plus actual earnings thereon.

     Participant Loans

     Participants may borrow from their accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/(from) the investment fund from/(to) the Participant Loan Fund. Loan terms shall not exceed 5 years, unless the loan is for the purchase of a primary residence, then it shall not exceed 10 years. The loans are secured by the balance in the participant's account and bear interest at the average rate for secured personal loans then in effect at five banks selected by the Committee on the last working day of the month preceding the date on which the loan application was made. Principal and interest are paid ratably through payroll deductions.

     Payment of Benefits

     A participant may make three withdrawals in a calendar year, withdrawing all or a portion of his or her account balance, except the portion attributable to pre-tax contributions or allocated to the participant's loan account. If a participant is under age 59 1/2, a withdrawal may be made from the participant's pre-tax contributions and earnings account without penalty only if a financial hardship is demonstrated. Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings or Company contributions held for less than two years.

     If a participant's employment terminates due to the participant's death, total and permanent disability or retirement, the participant or the participant's beneficiary is entitled to receive the balance of all the participant's accounts as determined as of the valuation date coinciding with or immediately following the participant's termination of employment.

     Expenses of the Plan

     Reasonable expenses of administering the Plan, at the election of the Committee, may be paid by the Plan. For the year ended December 31, 1999 and for the period ended December 31, 1998, the Company paid all administrative expenses of the Plan. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds, as the case may be.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

2.   Significant Accounting Policies

     Basis of accounting

     The financial statements have been prepared on the accrual basis of accounting.

     Investment valuation and income recognition

     The investments of the Plan are carried at fair value, except for the Plan's interest in the DuPont and Related Companies Defined Contribution Plan Master Trust ("Master Trust"), which is valued at contract value. The Plan's interest in the Master Trust is based upon its beginning value plus actual contributions and allocated investment income less actual distributions (see Note 3). The Master Trust's guaranteed investment contracts, separate account portfolios and synthetic guaranteed investment contracts are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of common and collective trust funds are valued at net unit value as determined by the trustee at year end. Shares of the asset allocation portfolios are valued at net unit value as determined by the trustee at year end. DuPont Stock and Conoco Stock are valued at quoted market prices as of year end. Participant loans are valued at cost which approximates fair value.

     Purchases and sales of investments are recorded on the trade-date. Dividend income is recorded on the ex-dividend date. Interest income is accrued when earned.

     Payment of benefits

     Benefits are recorded when paid.

     Use of estimates

     The preparation of financial statements in accordance with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

     Reclassifications

     These financial statements reflect the reclassification of certain prior year amounts in connection with the adoption of American Institute of Certified Public Accountants Statement of Position 99-3, "Accounting for and Reporting of Certain Employee Benefit Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 is effective for financial statements for plan years ending after December 15, 1999.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

3.   DuPont and Related Companies Defined Contribution Plan Master Trust

     On April 1, 1999, the Company and certain affiliates ("employers") entered into a Master Trust Agreement with Merrill Lynch Trust Company of America ("Trustee") to establish a master trust for the investment of the Stable Value Fund investment option. Prior to April 1, 1999, the assets of the Stable Value Fund investment option were held solely by the Plan. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees' savings and other payments to the Trustee of designated portions of employees' savings and other contributions by the affiliate. The Plan's undivided interest in the Master Trust was .00076% as of December 31, 1999. Investment income relating to the Master Trust is allocated proportionately to the plans within the Master Trust based on the plan's interest to the total fair value of the Master Trust.

     The Master Trust consists of guaranteed investment contracts ("GIC"), separate account portfolios ("SAP"), synthetic guaranteed investment contracts ("SYN") and money market funds. The crediting interest rates on investment contracts ranged from 5.41% to 9.60% for the year ended December 31, 1999 and from 5.22% to 9.60% for the period ended December 31, 1998. The Fund's blended rate of return was 7.05% in 1999 and 7.38% in 1998.

     The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

     The contract values, which approximate the fair values of investment contracts as of December 31, 1999 and 1998, are as follows:

                                                                          1999                   1998
     Guaranteed investment contracts                                 $  242,874,912         $  744,302,806
     Synthetic guaranteed investment contracts                        3,994,655,676          3,989,692,008
     Separate account guaranteed investment contracts                 1,331,751,976            812,408,951
                                                                     --------------         --------------

                                                                      5,569,282,564          5,546,403,765
     Money market funds                                                  45,408,849             41,156,671
                                                                     --------------         --------------

                Total                                                $5,614,691,413         $5,587,560,436
                                                                     ==============         ==============

     At December 31, 1999, the total assets of the Master Trust of $5,614,691,413 include participant investments in the Stable Value Fund of $40,760,989 and participant investments of $5,573,930,424 held by the Conservative, Moderate and Aggressive Allocation Portfolios. At December 31, 1998, the total Stable Value Fund value of $5,587,560,436 included participant investments in the Stable Value Fund of approximately $40,564,024 and participant investments of approximately $5,546,996,412 held by the Conservative, Moderate and Aggressive Allocation Portfolios.

     Included in the contract value of synthetic guaranteed investment contracts is $(60,029,739) and $170,660,217 at December 31, 1999 and 1998,
     respectively, related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

     Total interest income for the year ended December 31, 1999 and the period ended December 31, 1998 was $366,044,652 for the Master Trust and approximately $364,275,900 for the Stable Value Fund, respectively.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

4. Investments


   Investments that represent more than 5% of the net assets available for benefits as of December 31, 1999 and 1998 were as follows:

                                                          1999           1998
AIM Value Fund                                          $ 39,507       $10,595
DuPont Common Stock Fund                                 130,141        36,784
Fidelity Growth:  Income Fund Class A                     64,789        23,938
Fidelity Magellan Fund                                    58,367        12,693
Janus Mercury Fund                                        44,708             -
Merrill Lynch Equity Index Tier 6                         38,349             -
Stable Value Fund                                         39,203        17,663

During the years ended December 31, 1999 and 1998, the Plan's investments appreciated (depreciated) (including realized gains and losses) in value as follows:


                                                          1999           1998
Common Stock                                            $15,111        $(4,502)
Mutual Funds                                             54,190          7,048
Common/Collective Trust Fund                             10,163          1,836
                                                        -------        -------
Net Unrealized Appreciation (Depreciation)              $79,464        $ 4,382
                                                        -------        -------

5. Realized and Unrealized Gains and Losses

   Realized and unrealized gains and losses are calculated based upon historical cost of assets. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classification between realized and unrealized but the total gain or loss will not be affected.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

6.  Conoco, Inc. Class B Common Stock Fund

    On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont's 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont common stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants' accounts based upon their current investment elections.

7.  Tax Status

    The Retirement and Savings Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the "Code") and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service dated April 4, 2000 has been received by the Plan. This determination letter is applicable for the Plan adopted on May 20, 1998 and all amendments through inception. The Plan administrator believes that the Plan is currently designed and operated in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

8.  Reconciliation of Financial Statements to Form 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                       1999               1998
Net assets available for benefits per the financial statements       $725,705           $218,261
Less:  Amounts allocated to withdrawing participants                  (11,855)                 -
                                                                     --------           --------

Net assets available for benefits per the Form 5500                  $713,850           $218,261
                                                                     ========           ========

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                                         Year Ended
                                                                                      December 31, 1999

     Benefits paid to participants per the financial statements                           $     -
     Add:  Amounts allocated to withdrawing participants at December 31, 1999              11,855
     Less:  Amounts allocated to withdrawing participants at December 31, 1998                  -
                                                                                          -------

     Benefits paid to participants per the Form 5500                                      $11,855
                                                                                          =======

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

9.   Related Party Transactions

     Certain Plan investments are shares of mutual funds and units of collective trust funds managed by Merrill Lynch, and therefore, transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

10.  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Qualicon                                                               Exhibit I
Retirement and Savings Plan
Schedule of Assets Held for Investment Purposes
Form 5500, Schedule H, Part IV, Line I
As of December 31, 1999
--------------------------------------------------------------------------------

          Identity of Issue                          Description of Investment           Current
                                                                                          Value
    Fidelity Low Priced Stock Fund                  Registered Investment Company         $ 13,657
    Franklin Small Cap Growth Fund Class I          Registered Investment Company           24,374
    Janus Enterprise Fund                           Registered Investment Company           31,852
    Janus Mercury Fund                              Registered Investment Company           44,708
    Hotchkis & Wiley International Fund             Registered Investment Company           10,743
    Templeton Growth Fund                           Registered Investment Company           12,230
    AIM Value Fund                                  Registered Investment Company           39,507
    Fidelity Growth & Income Fund Class A           Registered Investment Company           64,789
*   Merrill Lynch Growth Fund Class A               Registered Investment Company           21,777
    MFS Total Return Fund                           Registered Investment Company              126
    AIM Equity Constellation Fund                   Registered Investment Company           17,836
    Franklin Balance Sheet Fund                     Registered Investment Company           15,241
    Templeton Foreign Fund                          Registered Investment Company           10,261
    Fidelity Magellan Fund                          Registered Investment Company           58,367
    Fidelity Fund                                   Registered Investment Company           14,326
    Fidelity Equity Income Fund                     Registered Investment Company            3,800
    Franklin Custody Fund                           Registered Investment Company            6,878
    MFS Research Fund                               Registered Investment Company            3,109
*   Merrill Lynch Capital Fund Class A              Registered Investment Company            1,435
*   Merrill Lynch Value Fund Class A                Registered Investment Company           13,200
*   Merrill Lynch International Stock Index         Common/Collective Trusts                 2,884
    Barclays 3-Way Asset Allocation Fund            Common/Collective Trusts                14,670
*   Merrill Lynch Small Company Index Fund          Common/Collective Trusts                 1,330
*   Merrill Lynch Equity Index Tier 6               Common/Collective Trusts                38,349
*   DuPont Stock                                    Company Stock                          130,141
    Conoco Class B Common Stock                     Company Stock                           19,694
    Plan interest in the DuPont and Related
       Companies Defined Contribution Plan
       Master Trust ("Master Trust")                Stable Value Fund                       39,203
*   Aggressive Asset Allocation Portfolio           Pooled Investment                       13,056
*   Conservative Asset Allocation Portfolio         Pooled Investment                        1,297
    Participants Loans, 8.25%                                                               24,759
                                                                                          --------

                                                                                          $693,599
                                                                                          --------

* Party-in-Interest